March 3, 2010
Via EDGAR and Fax
Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, DC 20549

Re:	Thermo Fisher Scientific Inc. Registration Statement on Form S-4 (File No. 333- )
Ladies and Gentlemen:
     This letter supplements the Registration Statement on Form S-4 of Thermo Fisher Scientific Inc., a Delaware corporation (the “Registrant”) with respect to an offer to exchange up to $350 million of the Registrant’s 2.150% Senior Notes due 2012 (the “New 2012 Notes”) that have been registered under the Securities Act of 1933, as amended (the “Securities Act”) for any and all of the Registrant’s outstanding unregistered 2.150% Senior Notes due 2012 (the “Old 2012 Notes”) and up to $400 million of the Registrant’s 3.250% Senior Notes due 2014 (the “New 2014 Notes”, and together with the New 2012 Notes, the “New Notes”) that have been registered under the Securities Act for any and all of the Registrant’s outstanding unregistered 3.250% Senior Notes due 2014 (the “Old 2014 Notes”, and together with the Old 2012 Notes, the “Old Notes”). The Old Notes were originally issued on November 20, 2009 in a Rule 144A transaction. The Registrant is registering this offer to exchange (the “Exchange Offer”) pursuant to a Registration Statement on Form S-4 in reliance on the position of the staff of the Securities and Exchange Commission (the “Staff”) enunciated in Exxon Capital Holdings Corporation (available May 13, 1988), Morgan Stanley & Co. Incorporated (available June 5, 1991) and Shearman & Sterling (available July 2, 1993). The Registrant represents as follows:
     (a) The Registrant has not entered into any arrangement or understanding with any person to distribute the New Notes to be received in the Exchange Offer and, to the best of the Registrant’s information and belief, each person participating in the Exchange Offer is acquiring the New Notes in the ordinary course of its business and has no arrangement or understanding with any person to participate in the distribution of the New Notes to be received in the Exchange Offer.
     (b) In this regard, the Registrant will make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus or otherwise) that if such person is participating in the Exchange Offer for the purpose of distributing the New Notes to be acquired in the Exchange Offer, such person (i) cannot rely on the position of the Staff enunciated in Exxon Capital Holdings Corporation (available May 13, 1988) or interpretive letters to similar effect and (ii) must comply with registration and prospectus delivery requirements of the Securities Act in connection with any secondary resale transaction.

Securities and Exchange Commission
March 3, 2010

     (c) The Registrant acknowledges that such a secondary resale transaction by such person participating in the Exchange Offer for the purpose of distributing the New Notes should be covered by an effective registration statement containing the selling security holder information required by Item 507 of Regulation S-K under the Securities Act.
     (d) The Registrant will make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus or otherwise) that any broker-dealer who holds Old Notes acquired for its own account as a result of market-making activities or other trading activities, and who receives New Notes in exchange for such Old Notes pursuant to the Exchange Offer, may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act (as described in Shearman & Sterling (available July 2, 1993)) in connection with any resale of such New Notes.
     (e) The Registrant represents that, with respect to any broker dealer that participates in the Exchange Offer with respect to Old Notes acquired for its own account as a result of market-making activities or other trading activities, each such broker-dealer must confirm that it has not entered into any arrangement or understanding with the issuer or an affiliate of the issuer to distribute the New Notes.
     (f) The Registrant will include in the transmittal letter (or similar documentation) to be executed or otherwise agreed to by an exchange offeree in order to participate in the Exchange Offer the following additional provisions:
(i)	If the exchange offeree is not a broker-dealer, an acknowledgment that it is not engaged in, and does not intend to engage in, a distribution of the New Notes.

(ii)	If the exchange offeree is a broker-dealer holding Old Notes acquired for its own account as a result of market-making activities or other trading activities, an acknowledgment that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of New Notes received in respect of such Old Notes pursuant to the Exchange Offer; and a statement to the effect that by so acknowledging and by delivering a prospectus, such broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

Very truly yours, THERMO FISHER SCIENTIFIC INC.
By:	/s/ Seth Hoogasian
Seth Hoogasian
Senior Vice President, General Counsel and Secretary